PROPANC BIOPHARMA, INC.

6 Butler Street, Camberwell

VIC, 3124 Australia

Via EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Office of Life Sciences

Attn: Courtney Lindsay and Joe McCann

Re:	Propanc Biopharma, Inc.
Amended No. 4 to Registration Statement on Form S-1
Filed October 14, 2020
File No. 333-238240

Dear Mr. Lindsay and Mr. McCann,

By letter dated October 23, 2020, the staff (the “Staff,” “you” or “your”) of the U.S. Securities and Exchange Commission (the “Commission”) provided Propanc Biopharma, Inc. (the “Company,” “we,” “us” or “our”) with its comments to the Company’s Amended No. 4 Registration Statement on Form S-1 (File No. 333-238240) filed with the Commission on October 14, 2020. We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments. For your convenience, the comments are listed below, followed by the Company’s responses. Changes will be reflected in Amended No.5 to Registration Statement on Form S-1 (the “Amendment”), which the Company intends to file on or about the date hereof.

1. We note that your amended disclosure on page 69 indicates that your common shares are now quoted on the OTC Pink marketplace. To sell shares at market price, please note that there must be an existing trading market for those shares in order to satisfy Item 501(b)(3) of Regulation S-K. Accordingly, please revise your cover page to reflect that your stock is currently traded on OTC Pink marketplace and that the selling shareholder will sell at a fixed price of $x.xx (or a range) until your shares are quoted on the OTCQX or OTCQB marketplace of OTC Link and thereafter at prevailing market prices or privately negotiated prices.

Response: The Company has updated the Amendment to disclose that the Selling Stockholder of the securities and any of its pledgees, assignees and successors-in-interest may, from time to time, offer common stock at a fixed price of $0.00181 until our shares are quoted on the OTCQB or OTCQX marketplaces, or listed on a national securities exchange, and thereafter sales of the common stock to be registered hereunder could be made at prevailing market prices at the time of the sale, at fixed prices, at negotiated prices, or at varying prices determined at the time of sale.

In addition, we have updated the Amendment to disclose that on August 22, 2020, we submitted a Form 14C to FINRA to affect a reverse stock split of our common stock at a reverse stock split ratio in the range of between 1-for-10 and 1-for-1,000 (the “Reverse Stock Split”), which specific ratio will be determined by our board of directors at its sole discretion prior to the filing the Certificate of Amendment to our Certificate of Incorporation. The board of directors of the Company and the majority stockholders of the Company approved and authorized the Reverse Stock Split. If we decide to effectuate the Reverse Stock Split prior to our common stock being quoted on the OTCQB or OTCQX marketplaces, or a listed national securities exchange, the fixed price at which the Selling Security Holder may offer the common stock will be adjusted in proportion to the respective Reverse Stock Split on a pro-rata basis.

Thank you for your assistance in reviewing this filing. Please feel free to contact me at +61-03-9882-6723.

Very Truly Yours,

/s/ James Nathanielsz
James Nathanielsz
Chief Executive Officer
6 Butler Street, Camberwell
VIC, 3124 Australia
+61-03-9882-6723